January 31, 2007



Via Facsimile 949-475-4756 and U.S. Mail

James J. Moloney
Gibson Dunn & Crutcher LLP
4 Park Plaza
Irvine, CA 92614-8557

Re:	Parlux Fragrances, Inc.
DEFA14A filed January 29, 2007
SEC File No. 0-15491

Dear Mr. Moloney:

The staff in the Office of Mergers and Acquisitions has the following comment on the filing listed above.

1. We note the statement that "Mr. Nussdorf`s family-controlled Quality King has been the subject of dozens of civil and criminal matters relating to, among other things, Quality King`s distribution of counterfeit goods and infringement of trademarks." Based on the supplemental support provided for such statement, the matters to which you refer appear to be a minimum of seven years old and precede a United States Supreme Court ruling that Quality King had not violated copyright laws. Please revise your definitive proxy statement so that it does not omit appropriate balancing disclosure.

Closing Comments
Please amend your proxy materials in response to this comment. You may wish to provide us with a black-lined copy of the revised consent revocation statement to expedite our review.
Furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filing, responses to our comments and any additional soliciting materials you may file. If you have any questions, please do not hesitate to contact me at (202) 551-3345

Sincerely,



Michael Pressman
Special Counsel
Office of Mergers and Acquisitions



James J. Moloney, Esq.
January 31, 2007
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE